SUB-ITEM 77M
Mergers

Nuveen NASDAQ 100 Dynamic Overwrite Fund
811-22971

On December 22, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Equity Premium Advantage Fund and NASDAQ
Premium Income & Growth Fund Inc. were transferred to the
Nuveen NASDAQ 100 Dynamic Overwrite Fund. The circumstances and details of the reorganization are contained in the SEC filing on Form N-14 8C, accession number
0001193125-14-443677, on December 16, 2014.